# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Playa Hotels & Resorts N.V., CIK 0001692412
CUSIP: N70544106
Title of class of securities: Ordinary Shares, par value 0.10 euros per share
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA
Date of event which requires filing of this statement: 03/20/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000902664-22-004977
Filed by CIK 0001595082
Persons authorized to receive notices and communications: Shulamit Leviant, Esq., Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York (NY), 10022, 212-446-4053; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- DKLDO V Trading Subsidiary LP (CIK 0001840666): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Davidson Kempner Capital Management LP (CIK 0001595082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anthony A. Yoseloff (CIK 0001308274): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value 0.10 euros per share
Name of issuer: Playa Hotels & Resorts N.V.
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA
Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on November 23, 2022 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 5 amends and restates Items 5(a)-(c), 5(e) and 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 is the final amendment to the Schedule 13D and constitutes an "exit filing" for each of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of Ordinary Shares beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On March 24, 2025, the Reporting Persons sold 11,892,519 Ordinary Shares in a block trade with an unaffiliated financial institution counterparty at a price of $13.28 per share. Except as set forth in this Item 5(c), the Reporting Persons did not effect any transactions in the Ordinary Shares within the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 24, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Persons and Instruction C Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- DKLDO V Trading Subsidiary LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Long-Term Distressed Opportunities GP V LLC, General Partner of DKLDO (03/24/2025)
- Davidson Kempner Capital Management LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member (03/24/2025)
- Anthony A. Yoseloff: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Individually (03/24/2025)